



NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 26, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.375% Notes due 2028 of AngloGold Ashanti Holdings plc, fully and unconditionally guaranteed by AngloGold Ashanti Limited under the Exchange Act of 1934.

Sincerely,